UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogota, April 17, 2019

In March 2019

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.5 MILLION

PASSENGERS

In March 2019, Avianca Holdings and its subsidiaries carried 2,595,581 passengers, a 3.7%

increase over the same period in 2018.

In March, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,595,581 passengers, a 3.7% increase compared to March 2018. Capacity, measured in ASKs (available seat kilometers), increased 6.0%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 5.3%. The load factor for the month was 81.3%, a decrease of 58 bps compared to the same period of 2018.

Domestic markets in Colombia, Peru and Ecuador

In March, the subsidiary airlines of Avianca Holdings transported within each of Colombia, Peru and Ecuador a total of 1,459,809 travelers, up 3.6% when compared to the same period of 2018. Capacity (ASKs) increased 5.5% while passenger traffic (RPKs) increaed 2.8%. The load factor for the month was 79.7%, a decrease of 214 bps when compared to the same month of 2018.

International markets

In March, the subsidiary airlines of Avianca Holdings transported 1,135,772 passengers on international routes, up 3.8% when compared to the same period of 2018. Capacity (ASKs) increased 6.2%, while passenger traffic (RPKs) increased 5.8%. The load factor for the month was 81.7%, a decrease of 25 bps when compared to March 2018.

Operational Statistics	Mar-19	Mar-18	ΔYoY	YTD 2019	YTD 2018	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,596	2,503	3.7%	7,737	7,421	4.3%
ASK (mm)[2]	4,660	4,395	6.0%	13,811	12,734	8.5%
RPK (mm)[3]	3,790	3,599	5.3%	11,341	10,647	6.5%
Load Factor[4]	81.3%	81.9%	-0.6pp	82.1%	83.6%	-1.5pp
Domestic Market
PAX (K)[1]	1,460	1,409	3.6%	4,352	4,213	3.3%
ASK (mm)[2]	819	776	5.5%	2,414	2,277	6.0%
RPK (mm)[3]	653	635	2.8%	1,966	1,909	3.0%
Load Factor[4]	79.7%	81.8%	-2.1pp	81.4%	83.8%	-2.4pp
International Market
PAX (K)[1]	1,136	1,094	3.8%	3,385	3,208	5.5%
ASK (mm)[2]	3,841	3,618	6.2%	11,397	10,457	9.0%
RPK (mm)[3]	3,137	2,964	5.8%	9,375	8,739	7.3%
Load Factor[4]	81.7%	81.9%	-0.2pp	82.3%	83.6%	-1.3pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

Avianca Holdings S.A.

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect

About Avianca HoldingsS,A,

Avianca Holdings S,A, (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S,A, Avianca (Avianca), Tampa Cargo S,A,S, , incorporated in Colombia, Aerolineas Galapagos S,A, - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S,A,, incorporated in El Salvador, Lineas Aereas Costarricenses S,A,, LACSA, incorporated in Costa Rica, Trans Américan Airlines S,A,, incorporated in Perú, Servicios Aéreos Nacionales S,A,, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S,A,, incorporated in Nicaragua, Isleña de Inversiones S,A, de C,V,, ISLEÑA, incorporated in Honduras and Aviateca S,A,, incorporated in Guatemala,

Investor Relations Office

+571 587 77 00 ext, 2474, 1349

ir@avianca,com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel